UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

                   Press Release

   Highlights

The main figures obtained by Bradesco in the first semester of 2016 are presented below:

1.   Adjusted Net Income(1) for the first semester of 2016 stood at R$8.274 billion (a 5.7% decrease compared to the R$8.778 billion recorded in the same period of 2015), corresponding to earnings per share of R$3.14 and Return on Average Adjusted Shareholders’ Equity(2) of 17.4%(2).

2.   As for the source, the Adjusted Net Income is composed of R$5.730 billion from financial activities, representing 69.3% of the total, and of R$2.544 billion from insurance, pension plans and capitalization bonds operations, which together account for 30.7%.

3.   In June 2016, Bradesco’s market capitalization stood at R$144.366 billion(3).

4.   Total Assets, in June 2016, stood at R$1.105 trillion, an increase of 7.3% over the June 2015 balance. The return on Average Total Assets was 1.5%.

5.   In June 2016, the Expanded Loan Portfolio(4) reached R$447.492 billion, a decrease of 3.4% over June 2015. Operations with individuals totaled R$148.919 billion (an increase of 3.8% over June 2015), while corporate section operations totaled R$298.573 billion (a 6.7% decrease over June 2015).

6.   Assets under Management stood at R$1.589 trillion, an 10.1% increase over June 2015.

7.   Shareholders’ Equity totaled R$96.358 billion in June 2016, 10.8% higher than in June 2015. The calculated Basel III Ratio, based on the Prudential Conglomerate stood at 17.7% in June 2016, 13.7% of which was classified as Common Equity/Tier I.

8.   A total of R$2.906 billion was paid to shareholders as Interest on Shareholders’ Equity for the profit generated in the first semester of 2016, of which R$1.567 billion was paid in the form of monthly and intermediaries and R$1.339 billion provisioned.

9.   The Interest Earning Portion of the Net Interest Income stood at R$29.517 billion, an increase of 10.6% compared with the first semester of 2015.

10. The Delinquency Ratio over 90 days stood at 4.6% in June 2016 (3.7% in June 2015).

11. The Operating Efficiency Ratio (ER)(5) in June 2016 was 37.4% (37.9% in June 2015), while in the “risk-adjusted” concept, it stood at 48.1% (46.5% in June 2015).

12. Written Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$32.439 billion in the first semester of 2016, up 6.9% when compared with the same period of 2015. Technical Reserves stood at R$190.649 billion, an increase of 15.8% compared with the balance in June 2015.

13. Investments in infrastructure, information technology and telecommunications amounted to R$2.993 billion in the first semester of 2016, up 10.6% over the same period of the previous year.

14. Taxes and contributions paid or recorded in provision, including social security, totaled R$20.155 billion in the first semester of 2016, of which R$6.527 billion was related to taxes withheld and collected from third parties, and R$13.628 billion was calculated based on activities developed by the Bradesco Organization, equivalent to 164.7% of the Adjusted Net Income(1).

15. Bradesco has an extensive Customer Service Network in Brazil, with 4,483 Branches and 3,485 Service Points (PAs). Customers of Bradesco can also count on 726 ATMs located on company premises (PAEs), 40,452 Bradesco Expresso service points, 31,761 Bradesco ATMs, and 19,075 Banco24Horas Network ATMs.

16. Payroll, plus charges and benefits totaled R$6.497 billion in the first semester of 2016. Social benefits provided to all 89,424 employees of the Bradesco Organization and their dependents amounted to R$1.634 billion, while investments in education, training and development programs totaled R$51.124 million.

  4  Economic and Financial Analysis Report – June 2016

                   Press Release

    Highlights

17. In July 2016, Bradesco informed the market that the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. (together, known as "HSBC Brasil") had been completed and the amount paid to HSBC Latin America Holdings Limited was R$16.0 billion. This value is subject to adjustment post-closing based on the balance sheet of HSBC Brasil (IFRS based).

18. Major Awards and Acknowledgments in the period:

•       Voted, for the fifth consecutive time, as the "Best Bank in the country," and Bradesco BBI was recognized for the second time as the "Best Investment Bank in Brazil" in the edition of "Awards for Excellence 2016" (Euromoney magazine);

•       Bradesco was awarded “Best Bank of the Year” in efinance 2016, by Executivos Financeiros (Financial Executives magazine), with 14 awards;

•       Bradesco Asset Management (Bram) received from Standard & Poor's, the level AMP-1 (very strong), which is the highest in the scale of quality management of S&P Global Ratings; and

•       Featured in the "Global Finance 2016" awards, receiving two awards: Receba Fácil, in the Trade Finance category and “Novo Net Empresa” for cell phones, in the Transaction Services (Global Finance magazine) category.

Bradesco Organization is fully committed to the socio-economic development of the country. We set our business guidelines and strategies with a view to incorporating the best corporate sustainability practices, considering the context and the potential of each region, thus contributing to the generation of shared value in the long-term. To reinforce this positioning, we highlight the adherence to corporate initiatives recognized worldwide, such as the Global Compact, the Equator Principles, CDP, Principles for Responsible Investment (PRI), GHG Protocol Program and Empresas pelo Clima (EPC - Business for the Climate Platform). Our governance structure includes the Sustainability Committee, responsible for advising the Board of Directors on establishing guidelines and corporate actions for this area, and with the multi-departmental Committee responsible for coordinating the strategy´s implementation. Excellence in business management is recognized by the main indexes of Sustainability, such as the Dow Jones Sustainability Index (DJSI), of the New York Stock Exchange, the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2), both of BM&FBOVESPA.

With a broad social and educational program in place for 59 years, Fundação Bradesco operates 40 schools across Brazil. In 2016, an estimated budget of R$593.360 million will benefit approximately 101,566 students enrolled in its schools at the following levels: basic education (from kindergarten to high school and higher secondary technical-professional education), youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income. In addition to being guaranteed to be free, quality education, the students enrolled in the Basic Education system, numbering over 43 thousand, also receive uniforms, school supplies, meals, medical and dental assistance. With regard to the distance learning system (EaD), it is estimated that more than 550 thousand students will benefit from it through its e-learning portal "Escola Virtual" (Virtual School). These students will conclude at least one of the various courses offered in its schedule, and another 21,490 students will benefit from projects and initiatives carried out in partnership with Centers for Digital Inclusion (CDIs), the Educa+Ação Program, and from Technology courses (Educar e Aprender – Educating and Learning).

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) As of the first quarter of 2016, the annualized profitability has been calculated on a linear basis, (ROAE of 18.1% in the previous criterion, in the first semester of 2016), and also, it excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

Bradesco    5

                   Press Release

    Main Information

R$ million	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	Variation %
									2Q16 x 1Q16	2Q16 x 2Q15
Income Statement for the Period
Book Net Income	4,134	4,121	4,353	4,120	4,473	4,244	3,993	3,875	0.3	(7.6)
Adjusted Net Income	4,161	4,113	4,562	4,533	4,504	4,274	4,132	3,950	1.2	(7.6)
Total Net Interest Income	14,962	14,892	14,512	13,735	13,541	13,599	12,986	12,281	0.5	10.5
Gross Credit Intermediation Margin	11,408	11,486	11,313	10,806	10,427	10,242	10,061	9,798	(0.7)	9.4
Net Credit Intermediation Margin	6,384	6,038	7,121	6,954	6,877	6,662	6,754	6,450	5.7	(7.2)
Provision for Loan Losses (ALL) Expenses	(5,024)	(5,448)	(4,192)	(3,852)	(3,550)	(3,580)	(3,307)	(3,348)	(7.8)	41.5
Fee and Commission Income	6,624	6,405	6,597	6,380	6,118	5,744	5,839	5,639	3.4	8.3
Administrative and Personnel Expenses	(8,152)	(7,870)	(8,413)	(7,997)	(7,544)	(7,084)	(7,835)	(7,192)	3.6	8.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,253	15,186	19,130	15,125	16,723	13,634	17,806	12,904	13.6	3.2
Statement of Financial Position
Total Assets (1)	1,105,244	1,101,763	1,079,755	1,050,983	1,029,762	1,034,815	1,032,040	987,364	0.3	7.3
Securities	437,580	414,926	407,584	364,472	356,115	344,430	346,358	343,445	5.5	22.9
Loan Operations (2)	447,492	463,208	474,027	474,488	463,406	463,305	455,127	444,195	(3.4)	(3.4)
- Individuals	148,919	147,759	147,749	145,234	143,461	142,051	141,432	138,028	0.8	3.8
- Corporate	298,573	315,449	326,278	329,253	319,945	321,254	313,695	306,167	(5.3)	(6.7)
Allowance for Loan Losses (ALL) (3)	(31,875)	(30,497)	(29,499)	(28,670)	(23,801)	(23,618)	(23,146)	(22,623)	4.5	33.9
Total Deposits	179,436	189,192	195,760	203,637	195,926	211,702	211,612	211,882	(5.2)	(8.4)
Technical Reserves	190,649	182,973	177,835	168,629	164,566	157,295	153,267	145,969	4.2	15.8
Shareholders' Equity	96,358	93,330	88,907	86,233	86,972	83,937	81,508	79,242	3.2	10.8
Assets under Management	1,589,319	1,589,307	1,510,396	1,452,528	1,443,989	1,431,090	1,426,099	1,385,135	-	10.1
Performance Indicators (%)
Adjusted Net Income per Share - R$ (4) (5)	3.14	3.20	3.23	3.15	3.05	2.92	2.77	2.60	(1.9)	3.0
Book Value per Common and Preferred Share - R$ (5)	17.42	16.87	16.07	15.59	15.71	15.16	14.72	14.31	3.3	10.9
Annualized Return on Average Equity (6) (7)	17.4	17.5	20.5	20.7	20.8	20.6	20.1	19.9	(0.1) p.p.	(3.4) p.p.
Annualized Return on Average Assets (7)	1.5	1.5	1.7	1.7	1.7	1.7	1.6	1.6	-	(0.2) p.p.
Average Rates - 12 months = (Adjusted Net Interest Income / Total Average Assets - Repos - Permanent Assets) (NIM)	7.5	7.5	7.5	7.6	7.6	7.5	7.3	7.1	-	(0.1) p.p.
Fixed Asset Ratio (13)	33.8	34.0	35.2	38.6	39.6	47.9	47.2	46.8	(0.2) p.p.	(5.8) p.p.
Combined Ratio - Insurance (8)	89.6	86.1	86.5	86.9	86.5	86.8	85.9	86.5	3.5 p.p.	3.1 p.p.
Efficiency Ratio (ER) (4)	37.4	37.2	37.5	37.9	37.9	38.3	39.2	39.9	0.2 p.p.	(0.5) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (4)	80.2	80.1	80.0	79.1	78.7	77.4	76.7	75.9	0.1 p.p.	1.5 p.p.
Market Capitalization - R$ million (9)	144,366	143,720	100,044	113,288	142,098	150,532	145,536	146,504	0.4	1.6
Loan Portfolio Quality % (10)
ALL / Loan Portfolio (3)	9.3	8.6	8.0	7.8	6.7	6.7	6.7	6.7	0.7 p.p.	2.6 p.p.
Non-performing Loans (> 60 days (11) / Loan Portfolio)	5.8	5.3	5.0	4.7	4.6	4.5	4.3	4.4	0.5 p.p.	1.2 p.p.
Delinquency Ratio (> 90 days (11) / Loan Portfolio)	4.6	4.2	4.1	3.8	3.7	3.6	3.5	3.6	0.4 p.p.	0.9 p.p.
Coverage Ratio (> 90 days (11)) (3)	201.0	204.2	198.0	205.7	180.4	187.0	189.0	187.2	(3.2) p.p.	20.6 p.p.
Coverage Ratio (> 60 days (11)) (3)	160.7	162.9	161.7	168.4	146.5	149.8	156.6	154.2	(2.2) p.p.	14.2 p.p.
Operating Limits %
Basel Ratio - Total (12) (13)	17.7	16.9	16.8	14.5	16.0	15.2	16.5	16.3	0.8 p.p.	1.7 p.p.
Tier I Capital	13.7	12.9	12.7	11.4	12.8	12.1	12.9	12.6	0.8 p.p.	0.9 p.p.
- Common Equity	13.7	12.9	12.7	11.4	12.8	12.1	12.9	12.6	0.8 p.p.	0.9 p.p.
Tier II Capital	4.0	4.0	4.1	3.0	3.2	3.1	3.6	3.7	-	0.8 p.p.

  6  Economic and Financial Analysis Report – June 2016

                   Press Release

    Main Information

	Jun16	Mar16	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14	Variation %
									Jun16 x Mar16	Jun16 x Jun15
Structural Information - Units
Service Points (14)	61,565	63,552	65,851	71,738	74,270	74,917	75,176	74,028	(3.1)	(17.1)
- Branches	4,483	4,509	4,507	4,593	4,628	4,661	4,659	4,659	(0.6)	(3.1)
- PAs (15)	3,485	3,535	3,511	3,496	3,463	3,502	3,486	3,497	(1.4)	0.6
- PAEs (15)	726	739	736	845	980	1,135	1,145	1,159	(1.8)	(25.9)
- External ATM Network - Bradesco (16) (17)	342	435	627	874	1,112	1,243	1,344	1,398	(21.4)	(69.2)
- Banco24Horas Network (16)	11,127	11,298	11,721	11,917	12,127	12,268	12,450	12,213	(1.5)	(8.2)
- Bradesco Expresso (Correspondent Banks)	40,452	41,953	43,560	48,175	50,042	50,043	50,006	49,020	(3.6)	(19.2)
- Bradesco Promotora de Vendas	936	1,069	1,175	1,824	1,904	2,051	2,073	2,068	(12.4)	(50.8)
- Branches / Subsidiaries Abroad	14	14	14	14	14	14	13	14	-	-
ATMs	50,836	50,435	50,467	50,113	49,410	48,941	48,682	48,053	0.8	2.9
- Bradesco Network	31,761	31,668	31,527	31,495	31,132	31,091	31,089	31,107	0.3	2.0
- Banco24Horas Network	19,075	18,767	18,940	18,618	18,278	17,850	17,593	16,946	1.6	4.4
Employees (18)	89,424	91,395	92,861	93,696	93,902	94,976	95,520	98,849	(2.2)	(4.8)
Outsourced Employees and Interns	12,978	13,009	13,223	13,333	13,111	12,977	12,916	12,896	(0.2)	(1.0)
Customers - in millions
Active Account Holders (19) (20)	25.2	25.6	26.0	26.4	26.5	26.6	26.5	26.6	(1.6)	(4.9)
Savings Accounts (21)	55.4	55.7	60.1	57.0	57.6	58.1	59.1	52.9	(0.5)	(3.8)
Insurance Group	49.6	50.6	49.8	48.2	47.8	47.8	46.9	46.3	(2.0)	3.8
- Policyholders	44.2	45.1	44.2	42.5	42.0	42.0	41.1	40.5	(2.0)	5.2
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	-	-
- Capitalization Bond Customers	3.0	3.1	3.2	3.3	3.4	3.4	3.4	3.4	(3.2)	(11.8)
Bradesco Financiamentos (19)	2.6	2.7	2.8	2.8	2.9	3.0	3.1	3.1	(3.7)	(10.3)

(1)   For more information, please check note 4 – Statement of Financial Position and Statement of Managerial Income, in chapter 6 of this report;

(2)   Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(3)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL. In the third quarter of 2015, includes an excess ALL/ Ratings Downgrade, considered as an extraordinary event, totaling R$3,704 million. This way, the balance of the excess ALL went from R$4,004 million, in June 2015, to R$6,409 million, in September 2015;

(4)   In the last 12 months;

(5)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(6)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(7)   Year-to-Date Adjusted Net Income. As of the first quarter of 2016, the Annualized Returns have been calculated on a linear basis and for the best effect of comparability, the previous periods have been readjusted;

(8)   Excludes additional reserves;

(9)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(10) As defined by the Brazilian Central Bank (Bacen);

(11) Overdue loans;

(12) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in CMN Resolutions No. 4,192/13 and No. 4,193/13 (Basel III);

(13) As of March 2015, the ratio calculated based on the Prudential Conglomerate is included, as set forth in CMN Resolution No. 4,192/13. It is important to note that the Prudential Conglomerate is calculated in accordance with the regulatory guidelines set forth in CMN Resolution No. 4,280/13;

(14) The decrease as of March 2015 is related to (i) the migration of “External ATM Network– Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the reduction of Bradesco Expresso correspondents;

(15) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(16) Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;

(17) This decrease is related to the sharing of external network ATMs by the Banco24Horas Network ATMs;

(18) The decrease in the fourth quarter of 2014 includes, primarily, the transfer of 2,431 employees from Scopus Tecnologia to IBM Brasil;

(19) Number of individual clients (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF));

(20) Refers to first and second checking account holders; and

(21) Number of accounts.

.

Bradesco    7

                   Press Release

    Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

R$ million	1H16	1H15	2Q16	1Q16
Book Net Income	8,255	8,717	4,134	4,121
Non-recurring events (net of tax effects)	19	61	27	(8)
- Gains in the Partial Sale of Investments	(90)	-	-	(90)
- Contingent Liabilities	52	61	27	25
- Impairment of assets (1)	57	-	-	57
Adjusted Net Income	8,274	8,778	4,161	4,113

(1)   It refers to the impairment of Shares.

Summarized Analysis of Adjusted Income

To provide for better understanding and for comparison purposes, in chapters 1 and 2 of this report we use the Adjusted Income Statement, obtained from adjustments made to the Managerial Income	Statement, detailed at the end of this Press Release.

Adjusted Income Statement - R$ million	1H16	1H15	Variation		2Q16	1Q16	Variation
			Amount	%			Amount	%
Net Interest Income	29,854	27,140	2,714	10.0	14,962	14,892	70	0.5
NII - Interest Earning Portion	29,517	26,688	2,829	10.6	14,783	14,734	49	0.3
NII - Non-Interest Earning Portion	337	452	(115)	(25.4)	179	158	21	13.3
ALL	(10,472)	(7,130)	(3,342)	46.9	(5,024)	(5,448)	424	(7.8)
Gross Income from Financial Intermediation	19,382	20,010	(628)	(3.1)	9,938	9,444	494	5.2
Income from Insurance Premiums, Pension Plans and Capitalization bonds, minus Variation of Technical Reserves, Retained Claims and others (1)	2,709	2,522	187	7.4	1,084	1,625	(541)	(33.3)
Fee and Commission Income	13,029	11,862	1,167	9.8	6,624	6,405	219	3.4
Personnel Expenses	(7,636)	(7,063)	(573)	8.1	(3,882)	(3,754)	(128)	3.4
Other Administrative Expenses	(8,386)	(7,565)	(821)	10.9	(4,270)	(4,116)	(154)	3.7
Tax Expenses	(2,744)	(2,660)	(84)	3.2	(1,326)	(1,418)	92	(6.5)
Equity in the Earnings (Losses) of Unconsolidated Companies	62	13	49	376.9	22	40	(18)	(45.0)
Other Operating Income/ (Expenses)	(3,684)	(3,518)	(166)	4.7	(2,015)	(1,669)	(346)	20.7
Operating Result	12,732	13,601	(869)	(6.4)	6,175	6,557	(382)	(5.8)
Non-Operating Result	(143)	(123)	(20)	16.3	(56)	(87)	31	(35.6)
Income Tax / Social Contribution	(4,232)	(4,626)	394	(8.5)	(1,921)	(2,311)	390	(16.9)
Non-controlling Interest	(83)	(74)	(9)	12.2	(37)	(46)	9	(19.6)
Adjusted Net Income	8,274	8,778	(504)	(5.7)	4,161	4,113	48	1.2

(1) In “Others”, it includes: Capitalization Bond Draws and Redemption; and Insurance and Pension Plan and Capitalization Bond Sales Expenses.

  8  Economic and Financial Analysis Report – June 2016

                   Press Release

    Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The return on the Average Adjusted Shareholders’ Equity (ROAE), which is calculated on a linear basis, registered 17.4% in June 2016. The adjusted net income decreased 5.7% in the comparative study between semesters, impacted, largely, by the increase in allowance for loan losses expenses, as a result of: (i) the leveling of provisioning for certain corporate client operations, particularly a specific case, whose downgraded rating had an impact of R$1,201 million; and (ii) the increase in delinquency due to the escalating economic slowdown.

The main events that affected adjusted net income are detailed below.

Adjusted net income reached R$4,161 million in the second quarter of 2016, an increase of R$48 million, or 1.2%, compared to the previous quarter, mainly due to: (i) the decrease in allowance for loan losses expenses due to the impact produced by the downgraded rating in the particular case of a corporate client, whose effect in the second quarter of 2016 was R$365 million whereas in the first quarter of 2016 it was R$836 million; (ii) the increase in (a) fee and commission income and (b) the “interest-earning portion of the NII” and the “non-interest-earning portion of the NII”, partly offset by: (iii) a decrease in the income of insurance premiums, pension and capitalization bonds; (iv) higher other net operating expenses; and (v) higher personnel and administrative expenses.

In the comparison between the first semester of 2016 and the same period in the previous year, the adjusted net income decreased R$504 million, which reflects an increase in (i) allowance for loan losses expenses, for the reasons detailed above; and (ii) personnel and administrative expenses. However, it’s important to highlight the increase in: (i) the interest-earning portion of the NII; (ii) fee and commission income; and (iii) income from Insurance Premiuns, Pension Plans and Capitalization Bonds, net of technical reserves, retained claims and others.

Shareholders’ Equity totaled R$96,358 million in June 2016, up 10.8% over June 2015. Based on the Prudential Conglomerate, the Basel III Ratio was calculated at 17.7%, 13.7% of which is classified as Common Equity/ Tier I.

Total Assets registered R$1.105 trillion in June 2016, a 7.3% increase over June 2015, driven by the increased turnover. Return on Average Assets (ROAA) reached 1.5%, calculated on a linear basis.

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    Summarized Analysis of Adjusted Income

The 12-month ER(1) recorded 37.4%, a 0.2 p.p. increase as compared with the previous quarter, partially impacted by: (i) higher operating expenses, mainly administrative expenses, originated from: (a) advertising and marketing; and (b) outsourced services; partially offset by: (ii) the growth of (a)  the fee and commission income, originated by the increase in the volume of business and services provided; and (b) the net interest income. In the annual comparison, such indicator showed and improvement of 0.5 p.p. mainly due to the increase in (i) the interest-earning portion of the NII; (ii) fee and commission income; and (iii) income from Insurance Premiums, Pension Plans and Capitalization Bonds, net of technical reserves, retained claims and others; offset, largely, by: (iv) the increase in operating expenses during the period.

In the ER – quarterly, the indicator was partially impacted by: (i) higher administrative expenses, largely, due to the same reason detailed above; (ii) lower income from Insurance Premiums, Pension Plans and Capitalization Bonds, net of technical reserves, retained claims and others; (iii) higher net operating expenses of other operating revenues; and offset by: (iv) the growth of the fee and commission income, originated by the increase in the volume of business and services provided.

The risk adjusted ER reflects the impact of the risk associated with loan operations(2) and reached 48.1%, impacted primarily by the leveling of provisions for corporate clients carried out in the first semester of 2016.

It is important to mention that the ER performance reflects the strategy of sustainable growth, which includes, among other things, (i) the availability of appropriate products and services for clients through the segmentation of the base and of digital channels, (ii) the optimization of points of service, and (iii) the strict control of operating expenses, arising from the actions of the Efficiency Committee and of investments in Information Technology, to the amount of R$2.993 billion in the first semester of 2016.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses); and
(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

  10  Economic and Financial Analysis Report – June 2016

                   Press Release

    Summarized Analysis of Adjusted Income

NII (Net Interest Income)

In the quarterly comparison, the R$70 million, or 0.5%, increase was, mainly, due to: (i) the higher interest-earning portion of the NII, to the value of R$49 million, with emphasis on “Securities/ Other”", a result of an improved management in investment resources and funding operations; and (ii) non-interest-earning portion of the NII, in the amount of R$21 million.

In the comparison between the first semester of 2016 and the same period in the previous year, net interest income increased by R$2,714 million, or 10.0%, due to: (i) a higher interest-earning portion of the NII, to the amount of R$2,829 million, particularly in “Credit Intermediation”; and offset by: (ii) the non-interest-earning portion of the NII, to the amount of R$115 million.

Interest-Earning Portion of the NII – Average Rates in the last 12 months

R$ million	1H16			1H15
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	22,894	363,302	12.3%	20,669	362,088	11.5%
Insurance	2,890	184,336	3.2%	2,685	158,943	3.2%
Securities/Other	3,733	420,766	1.6%	3,334	384,467	1.7%
0
NII - Interest Earning Portion	29,517	-	7.4%	26,688	-	7.4%
0
R$ million	2Q16			1Q16
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	11,408	356,190	12.3%	11,486	370,414	12.0%
Insurance	1,415	187,701	3.2%	1,475	180,970	3.3%
Securities/Other	1,960	429,540	1.6%	1,773	411,992	1.6%
0
NII - Interest Earning Portion	14,783	-	7.4%	14,734	-	7.5%

The average rate of the NII – interest-earning portion in the last 12 months was 7.4% in the second quarter of 2016 and in the first semester of 2016, remaining stable in the comparison between semesters and decreasing by 0.1 p.p. in the comparison between quarters.

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                   Press Release

    Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In June 2016, the expanded loan portfolio of Bradesco totaled R$447.5 billion, a 3.4% decrease in comparison with the previous quarter, impacted, partially, by the exchange rate variation. Micro, Small and Medium-sized Companies and Large Companies presented a reduction of 5.7% and 5.2%, respectively, while the loans to individuals increased 0.8% during the period.

In relation to the last 12 months, the portfolio also decreased 3.4%. The Legal Entities registered a decline of 6.7%, impacted mainly by the segment of Micro, Small and Medium-sized Companies, but credits allocated to Individuals grew 3.8%.

For Individuals, the products that had the strongest growth in the last 12 months were: (i) real estate financing; and (ii) credit card. For the Legal Entity, the notable products were: (i) export financing; and (ii) operations bearing credit risk – commercial portfolio (debentures and promissory notes).

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in mortgage-backed receivables, and farm loans.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL) Expenses (1)

In the first semester of 2016, allowance for loan losses expenses totaled R$10,472 million, registering a variation of 46.9%, or
R$3,342 million, over the same period of the previous year, mainly impacted by: (i) the levelling of provisions for certain corporate clients, particularly a specific case, whose downgraded rating had an impact of R$1,201 million in the first semester (this operation is 100% provisioned); and (ii) by the higher delinquency rate, mainly due to the escalating economic slowdown in the period. In the second quarter of 2016, this expenditure was reduced by 7.8%, or R$424 million, primarily due to the lower impact produced by the specific case, stated above, the effect of which, during the second quarter of 2016, was of R$365 million and, in the first quarter of 2016, in which it was R$836 million.

It is important to note the balance in credit operations – the Bacen concept, presented a 3.7% decrease in the annual comparison and a 3.4% decrease in the quarterly comparison.

The effect in the growth of delinquency rates was mitigated by the reinforcement of the credit granting policies, quality of guarantees, as well as the improvement of the credit recovery processes.

For more information, see Chapter 2 of this Report.

  12  Economic and Financial Analysis Report – June 2016

                   Press Release

    Summarized Analysis of Adjusted Income

Delinquency Ratio(1) (2)

Delinquency over 90 days

The total delinquency ratio, which refers to operations that are over 90 days past due, maintained its increase in the quarter, mainly due: (i) to the continuity of the unfavorable economic situation, which impacted the quality of the credit portfolio, mainly for the Individual and Micro, Small and Medium-sized Companies; and (ii) by the reduction of the credit portfolio for both segments of Legal Entities, in the second quarter of 2016.

Delinquency from 15 to 90 days

In the quarter, short-term delinquency, including operations between 15 and 90 days overdue presented growth due to a specific client from the Large Companies section, as mentioned beforehand.

We highlight the positive performance of the Individual portfolio.

(1) As defined by Bacen; and
(2) Portfolios were not sold.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

The assertiveness of the provisioning criteria adopted must be mentioned, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of net loss of recovery, for an existing provision of 6.7% of the portfolio(1) in June 2015, the net loss in the subsequent 12 months was 3.3%, this represents an effective coverage of 200.6%.

It should be highlighted that, considering the losses expected for one year (dotted part), which has a high correlation with E-H non-performing ratings, there is an effective coverage of 233.9% for June 2016, which compares well with excess ALL.

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    Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net Income for the second quarter of 2016 totaled R$1.164 billion (R$1.380 billion in the first quarter of 2016), a decrease of 15.7% in comparison with the previous quarter, presenting an annualized return on Adjusted Shareholder’s Equity of 20.5%(1).

In the first semester of 2016, the Net Income totaled R$2.544 billion, in line with the result presented in the same period of the previous year (R$2.566 billion), with an annualized return on the Adjusted Shareholders’ Equity of 22.4%(1).

R$ million (unless otherwise stated)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	Variation %
									2Q16 x 1Q16	2Q16 x 2Q15
Net Income	1,164	1,380	1,405	1,317	1,284	1,283	1,236	1,058	(15.7)	(9.3)
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,253	15,186	19,130	15,125	16,723	13,634	17,806	12,904	13.6	3.2
Technical Reserves	190,649	182,973	177,835	168,629	164,566	157,295	153,267	145,969	4.2	15.8
Financial Assets	205,230	200,016	191,921	182,391	179,129	170,395	166,022	158,207	2.6	14.6
Claims Ratio (%)	76.8	72.1	71.9	73.1	71.4	71.7	70.9	72.7	4.7 p.p.	5.4 p.p.
Combined Ratio (%)	89.6	86.1	86.5	86.9	86.5	86.8	85.9	86.5	3.5 p.p.	3.1 p.p.
Policyholders / Participants and Customers (in thousands)	49,576	50,570	49,806	48,185	47,758	47,789	46,956	46,303	(2.0)	3.8
Employees	6,713	6,959	7,023	7,052	7,074	7,082	7,113	7,135	(3.5)	(5.1)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (3)	24.3	24.8	25.5	24.7	24.8	23.5	24.4	23.3	(0.5) p.p.	(0.5) p.p.

(1)   Calculated on linear basis;

(2)   Excluding additional provisions; and

(3)   The second quarter of 2016 includes the latest data released by SUSEP (May/16).

Note: For comparability between the indexes in the periods demonstrated above, we disregarded extraordinary effects from the calculation.

14  Economic and Financial Analysis Report – June 2016

                   Press Release

    Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

In the second quarter of 2016, in comparison with the previous quarter, revenue showed an increase of 13.6%, driven by the "Life and Pension", "Auto/RE", "Capitalization" and "Health" products, which grew by 22.0%, 16.6%, 6.1% and 4.2%, respectively.

In the first semester of 2016, this section registered an increase of 6.9% in comparison with the same period of the previous year, influenced by the “Health” and “Capitalization” products, which increased by 16.7% and 4.0%, respectively.

Net earnings for the second quarter of 2016 were 15.7% lower than the results presented in the previous quarter, largely due to: (i) the introduction of a supplemental coverage provision, whose methodology of calculation takes into account the discount of the projected cash flow of the insurance contracts in force, based on the interest rates’ fixed-term structure (ETTJ). These curves present approximately 1.0 p.p. of variation between the dates of the calculation base, resulting in an increase of R$144 million, the SCP (Supplemental Coverage Provision), with the other compensations, net of tax, of R$79.2 million; (ii) the increase of 4.7 p.p. in the claims ratio index; partially offset by: (iii) the increase of 13.6% in revenue; (iv) by the maintenance of the commercialization index; (v) by the improvement in the administrative efficiency index; and (vi) by the increase in financial and equity earnings.

Net income for the first semester of 2016 remained in line with the earnings presented in the same semester of the previous year, largely due to: (i) the turnover growth of 6.9%; (ii) maintenance of the commercialization index and of the administrative efficiency index, considering the collective bargaining of the category in January 2016; (iii) the increase in financial and  equity results, offset by (iv) the constitution of a supplemental coverage provision, as previously mentioned in the preceding paragraph (v) by the increase of 3.0 p.p. in the claims ratio index; and (vi) by the increase in the Social Contribution rate (CSLL).

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No. 321/15, corporations should adjust shareholder’s equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital and the risk capital. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should adjust shareholder’s equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in May 2016 was R$8.684 billion.

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    Summarized Analysis of Adjusted Income

Fee and Commission Income

In the comparison between the first semester of 2016 and the same period of the previous year, the increase of R$1,167 million, or 9.8%, in the revenues of provision of services, was mainly due to: (i) an increase in the volume of operations arising from continuous investment in service channels and in technology; and (ii) an advance in the client segmentation process improving the ability to offer products and services. It must be noted that the sources that have significantly contributed to this result derived from: (i) an increase in checking account income, mainly due to an improvement in the client segmentation process; (ii) the good performance of the card business, as a result of (a) the increase in financial volume traded; and (b) the highest volume of transactions performed; and increase in revenue in the areas of: (iii) fund management; (iv) consortium management; (v) underwriting / financial advisory services; and (vi) custody and brokerage services.

In the second quarter of 2016, fee and commission income totaled R$6,624 million, showing an increase of R$219 million, or 3.4%, in comparison with the previous quarter, primarily due to the increase in the volume of operations and the higher number of business days, with emphasis on the performance of revenue generated with: (i) loan operations, particularly income from collaterals; (ii) checking accounts; (iii) underwriting / financial advisory services; (iv) cards; (v) fund management; and (vi) custody and brokerage services.

Personnel Expenses

In the comparison between the first semester of 2016 and the same period of the previous year, the increase of R$573 million, or 8.1%, in personnel expenses, a figure below the levels of salary readjustments deriving from the collective agreement, is mainly due to the variations in the following expenses: (i) "structural portion" due to the increase in expenses with payroll, social charges and benefits, impacted by higher salaries, in accordance with the 2015 collective bargaining agreement; and (ii) "non-structural", mainly due to higher expenses with (a) costs deriving from the termination of employment contracts and (b) profit sharing between management and employees (EPS).

In the second quarter of 2016, the increase of R$128 million, or 3.4%, compared to the previous quarter is mainly composed of the variation of R$137 million, or 19.0%, in the "non-structural" portion, mainly due to higher expenses with: (i) costs deriving from the termination of employment contracts; and (ii) provision for labor lawsuits.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with termination of employment contracts.

16  Economic and Financial Analysis Report – June 2016

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    Summarized Analysis of Adjusted Income

Administrative Expenses

In the comparison between the first semester of 2016 and the same period of the previous year, the 10.9%, or R$821 million increase in administrative expenses, was primarily due to an increase in expenses originated from: (i) higher business volume in the period; (ii) the effect of advertising and marketing actions; (iii) contractual adjustments; and offset by: (iv) the optimization of service channels.

In the second quarter of 2016, the increase of 3.7%, or R$154 million, in administrative expenses over the previous quarter, was mainly due to: the increase in the business volume occurred in the period, consequently, impacting in higher expenses with: (i) outsourced services; (ii) advertising and marketing; (iii) asset maintenance and conservation; and (iv) communications; being offset, in part, by: (v) less expenses involving data processing, affected by the devaluation of the dollar in the period.

(1)   The decrease as of March 2015 is related to: (i) the migration of “External ATM Network – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso correspondents.

Other Operating Income and Expenses

In the first semester of 2016, other net operating expenses totaled R$3,684 million, a R$166 million increase, or 4.7%, over the same period of the previous year, primarily due to: (i) the constitution of the expense allowance for tax contingency, net of reversal, in the first half of 2016, in the amount of R$485 million; (ii) the constitution of the expense allowance for contingent liabilities, originating from the obligation through assignment of claims (FCVS), in the first half of 2016, in the amount of R$200 million; (iii) increased expenditure on civil provisions; offset by: (iv) the constitution of the provision expense for tax contingency, in the first semester of 2015, in the amount of R$571 million.

In the comparison between the second quarter of 2016 and the previous quarter, other operating expenses increased R$346 million, or 20.7%, partially due to: (i) the constitution of the expense allowance for tax contingency, net of reversal, in the first half of 2016, in the amount of R$485 million; (ii) the constitution of the expense allowance for contingent liabilities, originating from the obligation through assignment of claims (FCVS), in the first half of 2016, in the amount of R$200 million; offset by: (iii) lower operating expenses related to activities of cards and insurance, in the period.

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    Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

In the comparison between the first semester of 2016 and the same period of the previous year, the 8.5%, or R$394 million, decrease is related to: (i) an increase in provisioning/payment of interest on shareholder’s equity, due to the increase in the Long-Term Interest Rate (TJLP) in the period (from 5.7% in the first semester of 2015 to 7.5% in the first semester of 2016); (ii) a lower  taxable income, being partially offset by: (iii) the increase in the Social Contribution (CSLL) rate.

Income tax and social contribution expenses in the quarterly comparison showed a decrease of 16.9%, or R$390 million, mainly due to the reduction of the taxable income, impacted by higher nontaxable income.

Unrealized Gains

Unrealized gains totaled R$18,175 million at the end of the second quarter of 2016, an
R$5,078 million increase over the previous quarter. Such variation was mainly due to the market valuation in: (i) investments, particularly being the shares of Cielo, which appreciated 16.2%; and (ii) securities indexed to fixed income.

18  Economic and Financial Analysis Report – June 2016

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    Capital Ratios - Basel III

Basel Ratio

In June 2016, the Capital of the Prudential Conglomerate stood at R$102,548 million, against risk-weighted assets totaling R$580,568 million. The Basel Ratio showed an increase of 0.8 p.p., from 16.9%, in March 2016, to 17.7%, in June 2016, and the Common Equity Tier I ratio from 12.9%, in March 2016, to 13.7%, in June 2016.

The table below shows the main events that impacted the Common Equity Tier I ratio in this quarter:

Additionally, it is worth stating that in the second quarter of 2016, the Brazilian Central Bank authorized the Subordinated Letters of Credit to compose Tier II, whose restated total, on June 30, 2016, reached R$1,107 million.

Full Impact – Basel III

We calculated a Basel III simulation, considering some of the main future adjustments, which include: (i) deductions of 100% according to the schedule of phase-in arrangements; (ii) the allocation of resources, obtained via payment of dividends, by our Insurance Group; (iii) the use of tax credits; (iv) the decrease in the market and operational risk multiplier (early adoption), from 9.875% to 8%; and (v) the impact of the acquisition of HSBC Brasil, reaching a Common Equity ratio of 11.3%, which, added to funding obtained via subordinated debt, may reach a Common Equity Tier I ratio of approximately 12.8% at the end of 2018.

(1)   Published (Schedule 60%);

(2)   Effect of the full impact. Includes the allocation of resources, obtained via payment of dividends, by the Insurance Group;

(3)   Considers the decrease in the market and operational risks multiplier (early adoption), from 9.875% to 8% in 2019;

(4)   Refers to the minimum required. It is important to highlight that Bacen fixed at 0% the tranche of countercyclical capital required, which could reach up to 2.5% in 2019; and

(5)   Considering a possible issuance of additional capital by 2018, according to the Management, depending on market conditions.

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    Economic Environment

The risks related to the international environment remain present, however it can be said that there is a certain moderation in them. On the one hand the loss of the Chinese foreign exchange reserves stagnated, which had brought uncertainties regarding the economic conditions of this country in the first quarter. On the other hand, it is worth acknowledging the continuity of timely actions by the main central banks worldwide, mainly, the European Central Bank (ECB), Bank of Japan and the Federal Reserve (Fed). The Brexit episode can contribute to the continuity of these actions, bearing in mind that its main consequence will be the moderation of growth in the UK and Europe.

In the Euro area, the ECB, in addition to expanding its balance sheet with the purchase of sovereign bonds, added assets from private companies to its purchase program. In the same direction, the Bank of Japan, as well as adopting negative nominal interest rates, continues to be committed to expanding its stimulus package. The Fed, in turn, indicated a more piecemeal posture to the rhythm of monetary normalization, in response to the moderation of economic activity. As a result, the dollar lost strength in comparison with other currencies and the price of commodities showed recovery, with emphasis on the prices of agriculture, which reacted more specifically to the prospects of an unfavorable climate and the possibility of a smaller harvest in the USA.

With regards to the domestic economy we highlight the increasing confidence of consumers and business, favoring the likelihood of economic stabilization and potential recovery in subsequent quarters. The labor market’s performance is notable, with a reduction in the rate of lay-offs of formal jobs.

However, in the short term the slowdown in economic activity continues to hinder ongoing fiscal adjustment. Thus, actions to ensure fiscal sustainability in the medium term, and progress on the reform agenda have become even more relevant. Efforts in this direction are necessary to maintain the economic predictability and to increase families’ and entrepreneurs’ trust, enabling the trend of increases in actual income and productive investments to resume. At the same time, moderation in the economy will allow the inflation to reach the set target more quickly, enabling the conditions to initiate a process of flexibility in monetary policy this year.

With the macroeconomic adjustments made, additional actions of a structural nature that can affect potential future growth continue to be essential. The constant search for excellence in education is Brazil’s front line in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. It should be remembered that, in the long term, the main source of economic growth is productivity, a theme that is even more relevant in a global context characterized by increased competition and an economic growth that is still fragile.

Investments will tend to play an increasingly important role in the composition of growth in coming years, especially in the process of the recovery of economic activity. This would benefit more from greater participation of the capital market in financing these projects. At the same time, despite the cyclical retraction of the consumer market in some sectors, structurally, the potential of the domestic demand for goods and services is not exhausted.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating sections. Credit volume is evolving at sustainable and risk-compatible rates, even when faced with a cyclical upswing in delinquency rates, due to the reduction of activity and the increase of the employment rate this year. The circumstances are still very promising for Brazilian banking and insurance sectors in the medium and long term.

20  Economic and Financial Analysis Report – June 2016

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    Main Economic Indicators

Main Indicators (%)	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	x	1H16	1H15

Interbank Deposit Certificate (CDI)	3.37	3.27	3.37	3.43	3.03	2.81	2.76	2.72		6.72	5.92
Ibovespa	2.94	15.47	(3.79)	(15.11)	3.77	2.29	(7.59)	1.78		18.86	6.15
USD – Commercial Rate	(9.81)	(8.86)	(1.71)	28.05	(3.29)	20.77	8.37	11.28		(17.80)	16.81
General Price Index - Market (IGP-M)	2.86	2.96	3.95	1.93	2.27	2.02	1.89	(0.68)		5.91	4.33
Extended Consumer Price Index (IPCA)	1.75	2.62	2.82	1.39	2.26	3.83	1.72	0.83		4.42	6.17
Federal Government Long-Term Interest Rate (TJLP)	1.82	1.82	1.72	1.59	1.48	1.36	1.24	1.24		3.68	2.85
Reference Interest Rate (TR)	0.49	0.45	0.53	0.61	0.40	0.23	0.26	0.25		0.94	0.64
Savings Account	2.00	1.96	2.05	2.13	1.92	1.75	1.77	1.76		4.00	3.70
Business Days (number)	63	61	63	65	61	61	65	66		124	122
Indicators (Closing Rate)	Jun16	Mar16	Dec15	Sept15	Jun15	Mar15	Dec14	Sept14		Jun16	Jun15
USD – Commercial Selling Rate - (R$)	3.2098	3.5589	3.9048	3.9729	3.1026	3.2080	2.6562	2.4510		3.2098	3.1026
Euro - (R$)	3.5414	4.0539	4.2504	4.4349	3.4603	3.4457	3.2270	3.0954		3.5414	3.4603
Country Risk (points)	349	409	521	442	304	322	259	239		349	304
Basic Selic Rate Copom (% p.a.)	14.25	14.25	14.25	14.25	13.75	12.75	11.75	11.00		14.25	13.75
BM&F Fixed Rate (% p.a.)	13.36	13.81	15.86	15.56	14.27	13.52	12.96	11.77		13.36	14.27

Projections up to 2018

%	2016	2017	2018
USD - Commercial Rate (year-end) - R$	3.20	3.30	3.40
Extended Consumer Price Index (IPCA)	6.90	5.00	4.50
General Price Index - Market (IGP-M)	8.50	5.00	5.00
Selic (year-end)	13.25	10.25	9.25
Gross Domestic Product (GDP)	(3.00)	1.50	3.00

Guidance

Bradesco's Perspective for 2016

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof. It is important to stress that this guidance does not include expectations related to operations of HSBC Brasil.

	Previous	Revised
Loan Portfolio (1)	1 to 5%	-4 to 0%
Individuals	4 to 8%	1 to 5%
Companies	0 to 4%	-7 to -3%
NII - Interest Earning Portion	6 to 10%	7 to 11%
Fee and Commission Income	7 to 11%	7 to 11%
Operating Expenses (2)	4.5 to 8.5%	4 to 8%
Insurance Premiums	8 to 12%	8 to 12%
ALL Expenses (3)	R$ 16.5 bi to R$ 18.5 bi	R$ 18.0 bi to R$ 20.0 bi

(1)  Expanded Loan Portfolio;

(2)  Administrative and Personnel Expenses; and

(3)  Includes incomes with credit recovery.

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                   Press Release

    Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income(1) vs. Adjusted Income(3) Statement

Second Quarter of 2016 and First Quarter of 2016

R$ million	Second Quarter of 2016				x	First Quarter of 2016
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	20,743	(5,781)	-	14,962		20,397	(5,613)	108	14,892
ALL	(4,719)	(305)	-	(5,024)		(5,919)	471	-	(5,448)
Gross Income from Financial Intermediation	16,024	(6,086)	-	9,938		14,478	(5,142)	108	9,444
Income from Insurance, Pension Plans and Capitalization Bonds	1,084	-	-	1,084		1,625	-	-	1,625
Fee and Commission Income	6,632	(8)	-	6,624		6,404	1	-	6,405
Personnel Expenses	(3,882)	-	-	(3,882)		(3,754)	-	-	(3,754)
Other Administrative Expenses	(4,340)	70	-	(4,270)		(4,116)	-	-	(4,116)
Tax Expenses	(1,762)	436	-	(1,326)		(1,829)	416	(5)	(1,418)
Equity in the Earnings (Losses) of Unconsolidated Companies	22	-	-	22		40	-	-	40
Other Operating Income/Expenses	(4,027)	1,963	49	(2,015)		(2,418)	704	45	(1,669)
Operating Result	9,751	(3,625)	49	6,175		10,430	(4,021)	148	6,557
Non-Operating Result	(115)	59	-	(56)		92	(16)	(163)	(87)
Income Tax / Social Contribution and Non-controlling Interest	(5,502)	3,566	(22)	(1,958)		(6,401)	4,037	7	(2,357)
Net Income	4,134	-	27	4,161		4,121	-	(8)	4,113

(1)  For more information, please check note 4 – Statement of Financial Position and Managerial Income Statement, in chapter 6 of this report;

(2)  Includes reclassifications in items from the income statement which do not affect the Net Income, but allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$4,533 million in the second quarter of 2016 and R$4,429 million in the first quarter of 2016; and

(3)  It refers to Managerial Income Statement(1) with the reclassifications between lines, which do not affect the Net Income, and without the extraordinary events of the period.

22  Economic and Financial Analysis Report – June 2016

                   Press Release

    Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income(1) vs. Adjusted Income(3) Statement

First Semester of 2016 and First Semester of 2015

R$ million	First semester of 2016				x	First semester of 2015
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	41,140	(11,394)	108	29,854		25,355	1,785	-	27,140
ALL	(10,638)	166	-	(10,472)		(7,979)	849	-	(7,130)
Gross Income from Financial Intermediation	30,502	(11,228)	108	19,382		17,376	2,634	-	20,010
Income from Insurance, Pension Plans and Capitalization Bonds	2,709	-	-	2,709		2,522	-	-	2,522
Fee and Commission Income	13,036	(7)	-	13,029		11,808	54	-	11,862
Personnel Expenses	(7,636)	-	-	(7,636)		(7,063)	-	-	(7,063)
Other Administrative Expenses	(8,456)	70	-	(8,386)		(7,648)	84	-	(7,565)
Tax Expenses	(3,591)	852	(5)	(2,744)		(2,538)	(122)	-	(2,660)
Equity in the Earnings (Losses) of Unconsolidated Companies	62	-	-	62		13	-	-	13
Other Operating Income/Expenses	(6,445)	2,667	94	(3,684)		(5,101)	1,483	101	(3,518)
Operating Result	20,181	(7,646)	197	12,732		9,367	4,133	101	13,601
Non-Operating Result	(23)	43	(163)	(143)		(125)	2	-	(123)
Income Tax / Social Contribution and Non-controlling Interest	(11,903)	7,603	(15)	(4,315)		(525)	(4,135)	(40)	(4,700)
Net Income	8,255	-	19	8,274		8,717	-	61	8,778

(1) For more information, please check note 4 – Statement of Financial Position and Managerial Income Statement, in chapter 6 of this report;

(2) Includes management reclassifications between the lines of results, which do not affect the Net Income, but allow a better analysis of the lines of business, highlighting the tax hedge adjustment, which represents the partial result of the derivatives used for the effect of hedging investments Abroad, which in terms of Net Income simply annuls the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, to the sum of R$8,962 million in the first semester of 2016 and R$4,229 million in the first semester of 2015; and

(3) It refers to Managerial Income Statement(1) with the reclassifications between lines, which do not affect the Net Income, and without the extraordinary events of the period.

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                   Press Release

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24  Economic and Financial Analysis Report – June 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 28, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.